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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission file number

  A.
  Full title of the plan and the address of the plan, if different from that of the issuer named below:

    Protection One 401(k) Plan

  B.
  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    WESTERN RESOURCES, INC.
    818 S. Kansas Avenue
    Topeka, KS 66612

    PROTECTION ONE, INC.
    818 S. Kansas Avenue
    Topeka, KS 66612

PROTECTION ONE 401(k) PLAN

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEAR ENDED DECEMBER 31, 2001:
Statement of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets Held for Investment Purposes	8
Form 5500, Schedule H, Part IV, Line 4j—Schedule of Reportable Transactions	9

INDEPENDENT AUDITORS' REPORT

To the Board of Trustees of
Protection One 401(k) Plan:

        We have audited the accompanying statements of net assets available for plan benefits of Protection One 401(k) Plan (formerly Protection One Employees Savings Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

        Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and the supplemental schedule of nonexempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Kansas City, Missouri
June 27, 2002

PROTECTION ONE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Investments at fair value (Note 3)	$17,632,766	$17,149,095
Contributions receivable:
Employer	11,059	—
Participant	29,212	—

Total receivables	40,271	—

Total assets	17,673,037	17,149,095
LIABILITIES:
Refunds payable and excess contributions	(58,838)	(109,304)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$17,614,199	$17,039,791

See notes to financial statements.

PROTECTION ONE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

2001
ADDITIONS:
Investment income:
Interest and dividend income	$530,794
Net depreciation	(916,500)

Total investment loss	(385,706)

Contributions:
Employer	986,735
Participant	3,040,793
Rollover	177,644

Total contributions	4,205,172

Transfers to plan	153,138

Total additions	3,972,604
DEDUCTIONS—
Payment of benefits	(3,398,196)

Net increase	574,408
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	17,039,791

End of period	$17,614,199

See notes to financial statements.

PROTECTION ONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1.
DESCRIPTION OF PLAN

  General—The Protection One 401(k) Plan (the "Plan"), was adopted to provide eligible employees of Protection One Alarm Monitoring, Inc. (the "Employer") a method to provide for retirement and other related benefits. The Plan was restated effective July 1, 1998 and is administered by the retirement committee (the "Committee") appointed by the Employer. The following summary description of the Plan is for general information purposes only. Participants should refer to the Plan agreement for more complete information.

  The Vanguard Fiduciary Trust Company and Affiliates are the plan trustee and administrator that holds the Plan's assets and executes investment transactions.

  The Plan is a defined contribution, contributory employee benefit plan established in accordance with Section 401(a) of the Internal Revenue Code ("IRC") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All Protection One Alarm Monitoring, Inc., employees become eligible to participate at the beginning of any calendar month after completion of 90 days of service.

  Contributions—During each plan year, contributions include the total amount of the salary reductions elected by the participants (not to exceed 16 percent of the participant's eligible compensation, as defined by the Plan), subject to certain limits, and a discretionary match of the participant contributions, determined each year by the Employer. Such matching contributions will be allocated to the participants' accounts in the same ratio as participant contributions. All contributions are participant-directed. At the Employer's discretion, additional matching contributions may be provided at a rate of up to 50 percent of the participant's contribution on the first 6% of eligible compensation. The Employer made matching contributions in the amount of $986,735 during 2001.

  Vesting and Forfeitures—Each participant has a fully vested and nonforfeitable interest in all voluntary contributions, rollover contributions, and income earned thereon.

  Participants who terminate service for reasons other than retirement, death, or full and permanent disability prior to the completion of five years of service will forfeit the nonvested portion of Employer contributions to their account. Participants vest in Employer contributions according to the following schedule:

Years of Service	Vesting Percentage
Less than 1	0%
1	20
2	40
3	60
4	80
5 or more	100

  Forfeited Account—At December 31, 2001 forfeited nonvested accounts totaled $52,324. The balances in these accounts will be used to reduce future employer contributions or to pay administrative expenses of the Plan. During 2001, the Employer utilized $114,461 of forfeited account balances to reduce its contributions.

  Participants transferring accounts from Western Resources, Inc. Employees' 401(k) Savings Plan carryover their vested status to the Plan.

  Participant Loans—Participants may borrow from their fund accounts an amount equal to the lesser of one-half of the participant's vested account balance or $50,000. All loans must be repaid in equal installments on not less than a quarterly basis over a five-year period or in excess of five years for the purchase of a primary residence. The loans are collateralized by up to 50 percent of the participant's vested account balance and bear interest at a rate consistent with interest rates charged by commercial entities for loans which would be made under similar circumstances. Principal and interest are paid through payroll deductions. Interest rates on outstanding participant loans ranged from 7.0 percent to 10.5 percent as of December 31, 2001.

  Administration—The Plan Administrator is the Employer and is responsible for administration of the Plan, including the costs of administering the Plan. Records are maintained in the form of individual accounts, and credits and charges are made to such accounts. When appropriate, a participant shall have two separate accounts, an Employer-matching contribution account and a participant contribution account. Each participant's account is credited with the participant's contribution, the Employer's matching contribution, and an allocation of plan earnings based on account balances. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account. Certain administrative expenses of the Plan may be paid by the Employer. The Employer paid expenses of approximately $70,000 during the year ended December 31, 2001, on behalf of the Plan.

  Payments of Benefits—Benefits are recorded when paid. At December 31, 2001, all benefit claims submitted prior to year-end were paid. On termination of service due to death, full and permanent disability, or normal retirement, a participant will be entitled to 100 percent of the value of their account balance, including employer contributions and earning thereon. Payment of benefits may be in the form of lump-sum distributions or an annuity contract payable.

  For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution. If the participant's account has ever exceeded $5,000, the participant (and spouse, if applicable) must give written consent before the distribution may be made.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting—The Plan's financial statements have been prepared on the accrual basis of accounting.

  Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. There is a possibility that changes in the Protection One, Inc. and Western Resources, Inc. Common Stock could occur and affect the amounts reported in the statements of net assets available for benefits.

  Investment Valuation and Income Recognition—Investments of the Plan are presented at fair market value. Shares of common trust funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Protection One, Inc. Common Stock and Western Resources, Inc., Common Stock is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair market value. Purchases and sales of investments are recorded on the trade date. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

  Refunds Payable and Excess Contributions—Refunds payable and excess contributions represent amounts deferred from the salaries of participants in excess of those allowed by ERISA, as well as the related matching Employer contributions, that will be returned to the participants and the Employer.

3.
INVESTMENTS

  The following investments individually represent 5 percent or more of the net assets available for plan benefits at December 31:

	2001	2000
Common trust funds:
Vanguard 500 Index Fund	$3,958,454	$4,283,986
Vanguard PRIMECAP Fund	3,811,952	4,155,383
Vanguard Wellington Fund	2,136,435	1,934,358
Vanguard Windsor Fund	2,419,167	2,200,324
Vanguard Total Bond Market Index Fund	998,379
Short-term investments—
Vanguard Prime Money Market Fund	2,051,529	1,741,138

  The net change in realized and unrealized appreciation (depreciation) in fair value of investments included in the statement of changes in net assets available for plan benefits for the year ended December 31, 2001 consisted of the following:

Common trust funds:
Stock funds	$(1,309,556)
Combined stock/bond funds	(52,279)
Protection One, Inc. Common Stock	512,410
Western Resources, Inc. Common Stock	(67,075)

Net depreciation in fair value of investments	$(916,500)

4.
TAX STATUS

  The Employer received a favorable determination letter dated October 6, 2000, from the Internal Revenue Service ("IRS") stating the Plan and the related trust are qualified and exempt from federal income taxes under Section 401(a) and 501(a) of the IRC, as amended. The Plan has been amended since the determination letter was received, but, in the opinion of the Plan Administrator, the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. In 2002, the Employer requested a new determination letter for the Plan from the IRS.

5.
PLAN TERMINATION

  The Employer has the right to terminate the Plan at any time by delivering, to the trustee and administrator, written notice of such termination. In the event of Plan termination, participants will become fully vested and assets will be distributed to participants in a manner consistent with plan provisions and ERISA regulations. The Employer currently has no intent to terminate the Plan.

6.
TRANSFERS TO THE PLAN

  During the year ended December 31, 2001, employee participant accounts totaling $153,138 were transferred from a qualified defined contribution plan, the Western Resources, Inc. Employees' 401(k) Savings Plan.

7.
RELATED-PARTY TRANSACTIONS

  The Plan invests in shares of mutual funds managed by an affiliate of the Trustee and holds shares in the Employer and the parent of the Employer. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

8.
PURCHASE OF WESTERN RESOURCES, INC. COMMON STOCK

  The Plan purchased approximately 9,000 shares of Western Resources, Inc. Common Stock in the period from July 1, 1998, to March 31, 1999, which may not have been registered under the Securities Act of 1933. The purchases made by the trustee on behalf of the Plan were made in a manner consistent with the Plan and investment elections of the Plan participants. The Employer is considering what further action should be taken, if any.

  * * * * * *

SCHEDULE I

EIN: 93-1064579
PN: 001

PROTECTION ONE 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2001

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity, Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units	Cost	Current Value
*	Vanguard 500 Index Fund	Registered Investment Company	37,383	$4,346,900	$3,958,454
*	Vanguard International Growth Fund	Registered Investment Company	47,371	876,402	711,032
*	Vanguard Prime Money Market Fund	Registered Investment Company	2,051,529	2,051,529	2,051,529
*	Vanguard PRIMECAP Fund	Registered Investment Company	73,990	4,138,017	3,811,952
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	98,459	988,028	998,379
*	Vanguard Wellington Fund	Registered Investment Company	78,373	2,251,711	2,136,435
*	Vanguard Windsor Fund	Registered Investment Company	154,678	2,439,166	2,419,167
*	Protection One Common Stock Fund	Company Stock Fund	274,170	569,471	685,424
*	Western Resources Common Stock Fund	Company Stock Fund	11,190	295,689	192,476
*	Loan Fund	Loans to participants with interest rates ranging from 7%-10.5%		667,918	667,918

	Total assets held for investment purposes			$18,624,831	$17,632,766

*
Party-in-interest

SCHEDULE II

EIN: 93-1064579
PN: 001

PROTECTION ONE 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001

Identity of Party Involved	Description of Assets (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)
SINGLE TRANSACTIONS
None
SERIES TRANSACTIONS
The Vanguard Group	Vanguard 500 Index Fund	$1,410,028			$1,410,028
The Vanguard Group	Vanguard 500 Index Fund		$1,179,089	$1,254,787	1,179,089	$(75,698)
The Vanguard Group	Vanguard Prime Money Market Fund	1,048,337			1,048,337
The Vanguard Group	Vanguard Prime Money Market Fund		737,945	737,945	737,945
The Vanguard Group	Vanguard PRIMECAP Fund	1,406,187			1,406,187
The Vanguard Group	Vanguard PRIMECAP Fund		1,118,363	1,196,488	1,118,363	(78,125)
The Vanguard Group	Vanguard Wellington Fund	884,064			884,064
The Vanguard Group	Vanguard Wellington Fund		616,993	636,125	616,993	(19,132)
The Vanguard Group	Vanguard Windsor Fund	830,504			830,504
The Vanguard Group	Vanguard Windsor Fund		659,838	688,304	659,838	(28,466)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee for the Protection One 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Protection One 401(k) Plan
Date: June 28, 2002	By: /s/ DARIUS G. NEVIN Darius G. Nevin Chief Financial Officer

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  INDEPENDENT AUDITORS' REPORT
  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2001 AND 2000
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2001
  NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2000
  SCHEDULE I
  FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2001
  SCHEDULE II
  FORM 5500, SCHEDULE H, PART IV, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS YEAR ENDED DECEMBER 31, 2001
SIGNATURES